ENERNORTH INDUSTRIES INC.
(the “Corporation”)

Voting Results for the Annual and Special Meeting of the Holders of Common Shares
Held on November 14, 2005
Pursuant to Section 11.3 of National Instrument 51-102

Matter	Outcome
The election of the following nominees as directors of the Corporation: James Cassina, Sandra Hall, Ian Davey, Milton Klyman and Ramesh Naroola	Carried
The appointment of BDO Dunwoody, LLP, Chartered Accountants as auditor of the Corporation and authorizing the directors to fix the auditor’s remuneration.	Carried
In respect of the special resolution of the holders of common shares authorizing additional private placements by the Corporation of up to 4,059,009 common shares during the 12-month period ending November 14, 2006
Carried (Ballot Vote)

DATED the 14th day of November, 2005

ENERNORTH INDUSTRIES INC.

“Sandra J. Hall”
Per: _____________________________
Sandra J. Hall
President